

April 20, 2017

<u>Via E-Mail</u>

Andrew Hulsh
Pepper Hamilton LLP
The New York Times Building
620 Eight Avenue
New York, New York 10018-1405

> **Re: Sito Mobile Ltd.**
> **PREC14A filed on April 12, 2017**
> **Filed by Stephen D. Baksa, Thomas Candelaria *et al***
> **File No. 1-37535**

Dear Mr. Hulsh:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>PREC14A filed April 12, 2017</u>

<u>General</u>

1. You are seeking removal of all but one of the company's incumbent directors, Mr. Rosenthal. In an appropriate section of the proxy statement, expand the discussion of why you are not seeking removal of that particular director. We note the statement about his judgment as compared to the other existing directors you seek to remover; but what specific actions of lack thereof by Mr. Rosenthal differentiate him in your mind? How did you come to observe or be aware of these differences? (For example, is there a relationship between Mr. Baksa and Mr. Rosenthal by virtue of

the former's prior service on the board of directors?). Your expanded disclosure should also describe any other affiliations, relationships or understandings (if any) between any participant in this solicitation and Mr. Rosenthal.

2. See our last comment above. Update the consent solicitation statement to reflect Sito Mobile's announcement yesterday that it will not re-nominate Mr. Rosenthal for reelection to the board at the 2017 annual meeting, and that it has appointed Lowell Robinson to temporarily serve on the board.

3. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4. See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the consent solicitation statement. In the latter case, please revise to provide the required information.

5. Throughout the consent solicitation statement and on the proxy card itself, identify those proposals that are conditioned on the adoption of other proposals. For example, it appears that proposal 4 relating to the election of your nominees is necessarily conditioned on the adoption of proposal 3, relating to the removal of all but one of the company's incumbent directors. This should be prominently clarified in your disclosure where each proposal is described and discussed (rather than only on page 16).

6. Consider including a redline section showing the proposed changes to the bylaws, both as compared to the March Amended Bylaws and the bylaws of the company as they existed before the March Amended Bylaws were adopted.

7. If your consent solicitation is successful, you will gain majority control of the board of directors of Sito. Outline your plans for the company if that occurs. Similarly, if you are successful in gaining minority representation, describe the specific changes you will seek to implement regarding the management and direction of the company.

Cover Page

8. Where you state on the cover page who is providing the consent solicitation statement and accompanying gold proxy card, include the names of all of the participants in the solicitation rather than only Messrs. Baksa and Candelaria.

If the Consent Solicitation is Successful, Will it Have any Effect on the Material Agreements of the Company?, page 6

9. Note any payments that may come due pursuant to the company's employment agreements with executive officers and directors if a change in control of the company occurs because your solicitation results in a change in majority control of the board of directors.

How many Shares must Vote in Favor of the Proposals in Order for the Consents to be Adopted and become effective?, page 7

10. Describe the treatment and effect of abstentions and broker non-votes on the proposals. See Item 21 of Schedule 14A.

Proposal 2, page 12

11. Explain why you are seeking to increase the size of the board from five to six people. In addition, discuss how having an even number of board members could affect the decision-making capabilities of the board, particularly if some of the incumbent directors remain on the board, and some of your nominees are also elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Kevin Manz, Esq. (via email)